THE MERGER FUND
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

                                                                                January 27, 2010

VIA EDGAR

Mr. Vincent Di Stefano
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re	The Merger Fund
File No. 811-03445; S000005158

Dear Mr. Di Stefano:

On behalf of The Merger Fund (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on January 27, 2010 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the letter that the Fund filed with the Commission as correspondence via EDGAR on January 26, 2010 (Accession Number: 0000894189-10-000246).  The Fund’s responses to the Staff’s comments are set forth below.

Staff Comment: The Staff noted that the investment advisory fee breakpoints are not fee waivers.  The Staff noted that the fee table should be revised to (i) eliminate the footnote regarding the investment advisory fee breakpoints, (ii) delete the “Fee Waiver” and “Total Annual Fund Operating Expenses After Fee Waiver” line items and (iii) use the Management Fees at the end of the Fund’s last fiscal year.

RESPONSE:

The Fund will present Annual Fund Operating Expenses as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses	0.29%
Interest Expense, Borrowing Expense on Securities Sold Short and Dividends on Securities Sold Short	0.74%1
Acquired Fund Fees and Expenses	0.05%
Total Annual Fund Operating Expenses	2.33%
__________
(1)	This expense information has been restated to reflect current expenses.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bonnie L. Smith
Bonnie L. Smith
Vice President, Secretary and Treasurer